Registration No. 333-144127
Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED DECEMBER 28, 2007)

$300,000,000

CACI International Inc

2.125% Convertible Senior Subordinated Notes due 2014

and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement relates to the resale by the holders of 2.125% Convertible Senior Subordinated Notes due 2014 of CACI International Inc and the shares of common stock issuable upon conversion of the notes.

This prospectus supplement should be read in conjunction with the prospectus dated December 28, 2007, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the “Risk Factors” beginning on page 9 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 19, 2008

The information in the table appearing under the heading “Selling Securityholders” in the prospectus, as previously supplemented, is supplemented and superseded in part by the information appearing in the table below. Because selling securityholders may trade all or some of the notes listed at any time without notifying us, the table may not reflect the exact value of notes held by each selling securityholder on the date of this supplement.

	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock that may be Offered (1)	Percentage of Common Stock Outstanding (2)	Number of Shares of Common Stock upon Completion of the Offering (3)
Lyxor/Gaia Fund II Ltd. (4)	250,000	*	4,574	4,574	*	0

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 18.2989 shares of common stock per $1,000 principal amount of notes. However, this conversion rate is subject to adjustment as described under “Description of notes — Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(1), using 30,054,685 shares of common stock outstanding as of December 3, 2007. In calculating this amount for the holder, the number of shares of common stock issuable upon conversion of all of the holder’s notes are treated as outstanding.

(3)	The information presented assumes that all of the selling securityholders will fully convert the notes for shares of our common stock and that the selling securityholders will sell all shares of our common stock that they received pursuant to such conversion.

(4)	Promethean Asset Management, LLC, a New York limited liability company, serves as the trading advisor for Lyxor/Gaia II Fund Ltd. (“Lyxor”) and may be deemed to share beneficial ownership of the shares beneficially owned by Lyxor, as a result of Promethean’s power to vote and dispose of securities in Lyxor. Promethean disclaims beneficial ownership of the shares beneficially owned by Lyxor. James F. O’Brien, Jr. indirectly controls Promethean Asset Management, LLC. Mr. O’Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and Lyxor. The Selling Securityholder advises the Company that (i) it is not a registered broker-dealer, (ii) it does not control and is not controlled by a registered broker-dealer, (iii) it may be deemed to be an affiliate of a registered broker-dealer (Promethean Capital Group LLC) due solely to its being under common control with a registered broker-dealer, (iv) the broker-dealer which is an affiliate of such selling stockholder was not involved in the purchase of the Registrable Securities and has not been and will not be involved in the ultimate sale of the Registrable Securities, and (v) it purchased the Registrable Securities in the ordinary course of its business.